UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Report on Form 6-K (other than the press release attached as Exhibit 99.1) is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On July 10, 2025, PainReform Ltd. (the “Company”) entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with LayerBio, Inc. Ltd, a private company organized under the laws of Delaware (“LayerBio”) for the purchase of 7,331,378 shares of preferred stock (“Preferred Shares”) of LayerBio, which at closing will constitute 51% of the issued and outstanding share capital of LayerBio on a fully diluted basis.

Under the terms of the Purchase Agreement, at closing, the Company will be issued the Preferred Shares and the Company shall pay to LayerBio an initial amount of $600,000 (less $50,000 for a bridge loan the Company previously made to LayerBio), with a remaining aggregate amount of $2.4 million to be paid in four tranches conditioned on the achievement of certain development milestones related to a planned Phase II clinical trial that LayerBio plans on conducting.

LayerBio has agreed that it will use the proceeds from the Company solely for funding a planned Phase II clinical trial of its product candidate, OcuRing-K, under an FDA approved protocol.

Following closing, under the Purchase Agreement, Dr. Kenneth Mandell, chief executive officer of LayerBio shall continue in the same capacity and shall enter into a letter of continued employment in connection with the closing. Furthermore, the post-closing board of directors of LayerBio shall consist of three directors, two of whom shall be designated by the Company.

The transaction is conditioned upon the receipt by the Company of audited financial statements of LayerBio as well as customary closing conditions and is expected to be consummated by the end July 2025.

The foregoing description of the Purchase Agreement is not complete, and is qualified in its entireties by reference to the full text of such document, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein. The Purchase Agreement contains customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the Purchase Agreement and in the context of the specific relationship between the parties thereto.

This Report on Form 6-K contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, this Report on Form 6-K states that the transaction is expected to close by the end of July 2025. In fact, the closing of the transaction is subject to various conditions and contingencies as are customary in such agreements. If these conditions are not satisfied or the specified contingencies do not occur, the transaction may not close. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

On July 10, 2025, PainReform Ltd. issued a press release entitled “PainReform Ltd. enters into a Strategic Investment Agreement to Expand its Non-Opiate Pain Management Pipeline into Opthamology with LayerBio”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

10.1^	Preferred Stock Purchase Agreement dated as of July 8, 2025 between Painreform Ltd. and LayerBio Inc.

99.1	Press Release dated July 10, 2025.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2025	PAINREFORM LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board and Interim Chief Executive Officer